Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350
Palo Alto, CA 94303

February 11, 2021

VIA EDGAR

Geoffrey Kruczek

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Pathfinder Acquisition Corporation Registration Statement on Form S-1 File No. 333-252498

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pathfinder Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 16, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3600, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Lance Taylor
Lance Taylor
Chief Financial Officer

cc:	Matthew R. Pacey, Kirkland & Ellis LLP
Christian O. Nagler, Kirkland & Ellis LLP